1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

March 22, 2024

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant” or “Trust”) (SEC File Nos. 333-148826 and 811-22175)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Kyle Whiteman and me on March 14, 2024 with respect to the Registrant’s Post-Effective Amendment No. 335, filed on January 29, 2024, relating to ALPS Active Equity Opportunity ETF (formerly, the RiverFront Dynamic US Flex-Cap ETF) (the “Fund”), an existing series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in Post-Effective Amendment No. 335.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table, Expense Example and Fund Performance for the Fund.

Response:	The completed Annual Fund Operating Expenses table, Expense Example and Fund Performance for the Fund are attached as Appendix I.

2.	Comment:	The Staff notes that prior to the changes to the Fund effective as of June 1, 2023, the Fund disclosed the following: “The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of U.S. issuers.” Please confirm the deletion of that policy and the adoption of the following new policies, as disclosed in the Fund’s prospectus: (i) “The Fund will normally invest at least 75% of its net assets in securities of U.S. issuers.”; and (ii) “The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities.”

Response:	Confirmed. The Fund’s prior 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, was changed effective June 1, 2023 and, following such change, the Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities. Also effective June 1, 2023, the Fund adopted a separate non-fundamental investment policy to invest at least 75% of its net assets in securities of U.S. issuers.

3.	Comment:	With respect to the Fund’s 80% investment policy adopted pursuant to Rule 35d-1 that was changed effective June 1, 2023, please confirm that the change to the policy was made upon 60 days’ prior notice to Fund shareholders.

Response:	Confirmed. The Trust notes that a supplement to the Trust’s prospectus relating to the change to the Fund’s 80% investment policy was provided to Fund shareholders at least 60 days prior to the effective date of the changes on June 1, 2023, consistent with the requirements of Rule 35d-1.

*     *      *

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Michael Lawlor, ALPS Fund Services, Inc.

Appendix I

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment);

Management Fees	0.48%
Other Expenses	0.00%
Total Annual Fund Operating Expenses(1)	0.48%
(1)	Total Annual Fund Operating Expenses have been restated to reflect current fees.

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year.

	One Year	Three Years	Five Years	Ten Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$49	$154	$269	$603

Fund Performance

On June 1, 2023, ALPS Advisors, Inc., the Fund’s investment adviser, assumed all responsibility for selecting the Fund’s investments and certain of the Fund’s principal investment strategies changed. Performance figures shown below for periods before June 1, 2023 represent performance of the Fund during the times when the Fund’s investments were selected by the prior sub-advisor to the Fund pursuant to the prior principal investment strategies. Consequently, the Fund’s total returns shown below for the periods prior to June 1, 2023 are not necessarily indicative of the performance of the Fund, as it is currently managed. The following bar chart and table provide an indication of the risks of investing in the Fund by showing how the Fund’s average annual returns for a certain time period compares with the average annual returns of the Fund’s benchmark index and an index that represents a broad measure of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Total return figures assume reinvestment of dividends and capital gains distributions and include the effect of the Fund’s recurring expenses. Updated performance information is available online at www.alpsfunds.com or by calling 866.759.5679.

The after-tax returns presented in the table below are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your specific tax situation and may differ from those shown below. After-tax returns are not relevant to investors who hold Shares of the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Average Annual Total Returns
For periods ended December 31, 2023

	1 Year	5 Years	Since Inception (June 6, 2016)
Return Before Taxes	19.56%	11.70%	10.13%
Return After Taxes on Distributions	19.13%	11.35%	9.77%
Return After Taxes on Distributions and Sale of Fund Shares	11.82%	9.28%	8.12%
S&P Composite 1500® Index* (reflects no deduction for fees, expenses or taxes)	25.47%	15.39%	13.12%
Bloomberg US 1000 Total Return Index*‡ (reflects no deduction for fees, expenses or taxes)	26.66%	15.47%	13.20%

*	Index performance shown in the table is the total return, which assumes reinvestment of any dividends and distributions during the time periods shown.
‡	This index represents a broad measure of market performance and has been added to comply with new regulatory requirements.